SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESORO CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

Kirk Kerkorian

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE

(Title of Class of Securities)

881609101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink, Jacobs,

Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$1,400,000,000	$42,980

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 21,875,000 shares of the subject company (number of shares sought) by $64.00 (the purchase price per share offered by the Purchaser (as defined below)).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $42,980	Filing Party: Tracinda Corporation
Form or Registration Number: TO-T	Date Filed: November 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 7, 2007, as supplemented and amended by Amendment No. 1 filed on November 15, 2007 and Amendment No. 2 filed on November 26, 2007 (as amended, the “Schedule TO”), by Tracinda Corporation relating to the tender offer by Tracinda for up to 21,875,000 shares of common stock, par value $.16 2/3 per share (the “shares”), of Tesoro Corporation, a Delaware corporation (“Tesoro”), at a purchase price of $64.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated November 7, 2007 as amended through November 26, 2007 (as amended, the “Offer to Purchase”), and in the related letter of transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

The information in the Offer to Purchase and the related letter of transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

On November 27, 2007, Tracinda issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(L) and incorporated herein by reference, which announced that Tracinda has withdrawn the Offer. This withdrawal was a result of the failure of a condition to the Offer caused by the adoption by Tesoro’s Board of Directors of a rights plan on November 20, 2007. The change in Tesoro’s capitalization resulting from the rights plan, including, without limitation, the potential dilutive effect of such change, negatively impacts all Tesoro stockholders, including Tracinda. Among other things, the rights plan significantly limits opportunities to enhance stockholder value and restricts the ability of Tesoro stockholders to freely vote or sell their shares. As a result, in Tracinda’s judgment, the rights plan has a material adverse effect on the value of the Tesoro common stock and is materially adverse to all Tesoro stockholders. Also, the decline in the price of Tesoro’s common stock since November 6, 2007, the day before the Offer commenced, has resulted in the failure of an additional condition to the Offer. No shares were purchased by Tracinda pursuant to the Offer, and all shares tendered to Tracinda will be promptly returned.

ITEM 12.

Item 12 is hereby amended and supplemented as follows:

The following Exhibit is added:

(a)(1)(L)    Press Release issued by Tracinda on November 27, 2007.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2007

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic*
Name: Anthony L. Mandekic Title: *Attorney-in-fact

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